Exhibit 21

Ener1, Inc.
Subsidiaries

Name	Jurisdiction of Incorporation

EnerDel, Inc.	Delaware
EnerFuel, Inc.	Florida
NanoEner, Inc.	Florida
EnerDel Japan, Inc.	Japan
Ener1 Battery Company	Florida
Enertech International, Inc.*	Republic of Korea
Emerging Power, Inc.**	New Jersey

* 89% owned subsidiary
** 100% owned subsidiary of Enertech International, Inc.